Putnam RetirementReady Funds
7/31/07 Annual

77C

May 15, 2007 meeting
A proposal to approve a new management contract between each fund and Putnam Investment Management, LLC was approved as follows:

Fund Name 	Votes for 	 Votes against         Abstentions
RetirementReady
2050 Fund 	106,974 		173 		12,726
2045 Fund	242,444 	 	3,151 		47,955
2040 Fund	344,489 		3,848 		56,083
2035 Fund 	534,711 		4,157 		85,699
2030 Fund 	761,658 		11,041 		140,488
2025 Fund 	1,045,069	 	20,758 		217,954
2020 Fund 	1,304,246 	        14,318 		243,901
2015 Fund 	1,349,812 	        5,777 		204,987
2010 Fund 	754,237 		10,256 		121,593
Maturity Fund 	522,922 		5,766 		44,745

All tabulations are rounded to the nearest whole number.